

Liberty National Bancshares, Inc.
Annual Report





"Our focus is on you."

2002



About the Company

Liberty National Bancshares, Inc. was incorporated as Rockdale National Bancshares, Inc. under the laws of the State of Georgia on February 13, 1997, to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended. The company is a one-bank holding company that owns 100 percent of the issued and outstanding stock of Liberty National Bank, which conducts business in Rockdale and Newton Counties, Georgia. The company's and the bank's name was changed to Liberty National on November 1, 2001.

The bank commenced operations on October 14, 1997, in a temporary facility located at 1000 Georgia Highway 138, Conyers, Georgia. Construction of a permanent Main Office building at the same location was completed during the second quarter of 1999. Liberty National also operates a branch at 1600 Georgia Highway 20 in Conyers.

Prompted by the growing number of customers from adjoining Newton County, the bank opened a second branch office in Covington, Georgia on November 9, 2001. Full service operations are currently conducted from a temporary facility located at 9100 Covington Bypass. Construction of the permanent building commenced early this year and should be complete by the end of the second quarter.

Liberty National is a full-service financial institution that offers a wide range of commercial and retail products and services. The bank is committed to providing the highest quality personal service. Its officers and staff pledge to be friendly, genuinely caring, professional, accurate, and prompt in every encounter with its customers, whether in person, by telephone, or on the Internet.


Table of Contents

- Balance Sheet
- Statement of Income and Expense
- Miscellaneous

Liberty National Bancshares, Inc. and Subsidiary
Financial Highlights

Years ended December 31,	2002	2001	2000	1999	1998
Balance Sheet					
Assets	$120,632,571	$107,412,440	$67,265,036	$60,319,214	$34,056,201
Investment securities	$14,052,797	$11,600,931	$10,768,206	$10,217,921	$9,753,621
Gross loans	$96,481,399	$74,054,037	$51,558,155	$41,415,143	$16,136,590
Allowance for loan losses	$1,346,502	$1,059,635	$783,836	$531,024	$194,581
Deposits	$107,714,440	$96,661,061	$55,513,669	$52,232,828	$28,301,588
Equity	$9,160,390	$7,869,635	$6,532,466	$5,414,965	$5,688,283
Statement of Income and Expense					
Interest income	$7,367,195	$6,642,829	$5,453,935	$3,474,260	$1,777,856
Interest expense	$2,781,985	$2,937,874	$2,450,555	$1,422,852	$786,484
Provision for loan losses	$389,405	$295,140	$275,519	$361,443	$149,208
Non interest income	$1,377,647	$865,281	$548,323	$323,465	$162,872
Non interest expense	$3,952,669	$3,077,874	$2,460,456	$1,917,403	$1,511,847
Income taxes	$570,498	$411,388	($24,319)	N/A	N/A
Net earnings (loss)	$1,050,285	$785,834	$840,047	$96,027	($506,811)
Miscellaneous					
Tier 1 capital ratio	8.4%	9.3%	12.2%	12.4%	26.9%
Total capital ratio	9.7%	10.6%	13.5%	13.5%	27.9%
Basic EPS	$0.74	$0.57*	$0.62*	$0.07*	($0.43)*
Diluted EPS	$0.71	$0.56*	$0.61*	$0.07*	($0.43)*
Efficiency ratio	66.29%	65.98%	69.28%	80.74%	131.00%
Number of deposit accounts	8,729	7,211	5,480	4,147	2,125
Net charged off loans	$102,538	$19,341	$22,707	$25,000	N/A
Non-performing loans	0.00%	0.00%	0.00%	0.00%	0.00%

** restated for 2-for-1 stock split in 2002.*



To our shareholders...

It is our distinct pleasure to present the 2002 Annual Report for Liberty National Bancshares, Inc. (the "Company"), parent company for Liberty National Bank (the "Bank"). Our mission last year was to focus on enhanced profitability and leverage the infrastructure already in place. In that regard, the Company's net earnings for the year ended December 31, 2002 totaled $1.05 million, which constituted a 34 percent increase compared to net income earnings of $786 thousand during 2001. This improvement is particularly noteworthy in light of our new Covington branch opening just prior to the 2001 year end. Total Non-interest Operating Expenses for the year ended December 31, 2002 increased $875 thousand, which represents a 28 percent rise compared to 2001.

Pictured left to right
Bill Daniel, President and CEO, and Mike Jones, Chairman of the Board



Mortgage Origination Staff (left to right)
Brenda Cronan, Cher Voyles, and Catherine West

In spite of unprecedented low interest rates, the Company's Net-interest Income (the interest earned on loans and investments minus the interest paid on deposits and other borrowings) increased 24 percent compared to the 2001 total. Non-interest Income (other fees for services) increased to $1.4 million, or 59 percent more than during the previous year. Mortgage origination fees, a major component of Non-interest Income, played a significant role in the improvement of this important area of the bank.

The Company's assets at the 2002 year end totaled $120.6 million, which amounted to a 12 percent increase compared to the December 31, 2001 results. The Bank's loan portfolio grew 30 percent during 2002 and totaled $96.5 million at the December 31, 2002 year-end. In addition to that impressive growth, we are also proud to report the Bank's loan portfolio again surpassed industry quality standards. Under the direction of Bill Walker, our Senior Lending Officer, loans past due for 30 days or more totaled only $12,363, or .01 percent of total loans outstandings at the 2002 year end. We had no non-performing loans, and net loan losses (the amount charged off minus recoveries) totaled $102,538 or .11 percent of average loans outstanding during 2002.





Superior customer service has always been a hallmark of Liberty National. To further solidify this focus, Julia Chandler was promoted to Customer Care Manager, and will strive to maintain the very highest quality of service. She is one of the Bank's original employees, so she truly understands Liberty National's philosophy of dealing with clients in a professional, caring, prompt and accurate fashion. Julia is also responsible for employee training, so she can personally communicate these high standards to each and every employee.

During 2002 we hired Doug Smith, our new Director of Technology. With 13 years of previous IT experience, Doug's mission is to implement technology that makes everyone's job easier and more efficient while not compromising security or quality. He has adopted the NASA motto of "Better - Cheaper - Faster" and is leading Liberty National's efforts to utilize technology to strengthen our infrastructure and improve customer service. Doug is also responsible for data security and enhancing the Bank's Internet branch.



The Bank's new branch in Covington attained monthly profitability during the fourth quarter of last year. Under the direction of County President Paul Courchaine, we continue to prosper and gain market share in Newton County. Construction has begun on our new 6,500 square foot permanent facility which should be complete early this summer.



Covington Branch (left to right)
Tammy Porter, Branch Manager, Johnny Capes, Director, and Newton County President, Paul Courchaine

Enhanced earnings and quality loan growth were the highlights of 2002. As we manage through an uncertain economy and troublesome international climate, we will continue to focus on earnings, deposit and asset growth, and improvement in our operating efficiency. Now that our Covington location is profitable, we will also begin the search for our next expansion market. Your Board of Directors, management, and staff will work diligently to elevate the image and operating performance of Liberty National Bank. In that regard, we again acknowledge the role you, our shareholders and customers, have played in this exciting new venture. Thank you so much for your continued support and banking business. As always, we welcome your comments and suggestions. Please free to call (770-785-7880) whenever we may be of service.

Sincerely

Michael P. Jones
Chairman of the Board

William L. Daniel
Chief Executive Officer


2002 in Review

- Total Loans
- Deposits
- Net Interest Income

2002 was another challenging year for Liberty National. We operated in a very uncertain economic environment. Interest rates reached a 40 year low, consumer confidence plummeted, and the stock market remained depressed throughout the year. Nonetheless, your Board of Directors executed a strategy that again produced robust operating results... that would be noteworthy even during more normal times.

The following graphs reflect our consolidated results and illustrate just a few of the Company's significant achievements during 2002.

Total Loans

Liberty National ended the year with outstanding loans of over $96 million, or $22 million more than at the end of 2001. As noted above, the Bank's loan portfolio continues to be of the highest quality as well. Our team of lending professionals does a great job growing and maintaining the quality of the Company's most important earning asset.


(dollars in thousands)
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$51,558
$74,054
$96,481
2000
2001
2002

Deposits

Deposits fell short of our expectations during 2002. This area of the Bank is extremely important because deposits provide liquidity, as well as the funds for the Bank's lending activities. While last year's 11 percent growth might be considered adequate for more mature organizations, we were disappointed in the results and will strive to improve during 2003.


(dollars in thousands)
$110,000
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$55,514
$96,661
$107,714
2000
2001
2002

Net Interest Income

With interest rates falling to unprecedented lows over the past two years, we experienced significant erosion of Liberty National's net interest margin. Our earning assets continue to re-price faster than liabilities, but increased loans outstanding and loan fee income again helped to offset the downward pressure on the Company's Net Interest Income... which increased by over $880 thousand compared to our 2001 results.


(dollars in thousands)
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$3,003
$3,705
$4,585
2000
2001
2002

- Non-Interest Income
- Number of Deposit Accounts
- Efficiency Ratio
- Net Earnings


2002 in Review

Non-Interest Income

The fees associated with deposit accounts, mortgage origination, and other services provided to our customers constitute a very important source of income for the Company. This Non-interest Income at least partially offsets our vulnerability to interest rate swings. During 2002, our Non-interest Income improved by over $512 thousand compared to the previous year.


(dollars in thousands)
$1,400
$1,200
$1,000
$800
$600
$400
$548
$865
$1,378
2000
2001
2002

Number of Deposit Accounts

The number of deposit accounts continues to be one of the more important performance indicators for Liberty National. It is our belief that this area is a good indicator of the quality of service we provide and how well we are responding to the needs of the local community. We are pleased to report that the number of active deposit accounts totaled 8,729 at December 31, 2002, which represents to a 21 percent increase compared to 2001.


9,000
8,000
7,000
6,000
5,000
4,000
3,000
5,480
7,211
8,729
2000
2001
2002

Efficiency Ratio

The Company's efficiency ratio reflects the percentage of total revenue used to fund non-interest expenses. Due primarily to increased personnel costs and expenses associated with our new location in Covington, Liberty National's efficiency ratio eroded slightly during 2002.


80.00%
70.00%
60.00%
50.00%
40.00%
69.28%
65.98%
66.29%
2000
2001
2002

Net Earnings

Net Earnings represents the result of the myriad of activities conducted by a business. It is readily perceived as one of the best indicators of overall performance. In that regard, we are proud to report a $264 thousand improvement in Liberty National's consolidated results during 2002.


(dollars in thousands)
$1,200
$1,000
$800
$600
$400
$200
$840
$786
$1,050
2000
2001
2002

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the company's financial condition and results of operations should be read in conjunction with the company's Consolidated Financial Statements, related notes and statistical information included herein.

Critical Accounting Policies

The accounting and financial reporting policies of the company and the bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Following is a description of the accounting policies applied by the company, which are deemed "critical". In determining which accounting policies are "critical" in nature, the company has identified the policies that require significant judgment or involve complex estimates. The application of these policies has a significant impact on the company's financial statements. Financial results could differ significantly if different judgments or estimates are applied.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the bank's portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. The use of these values is inherently subjective and the bank's actual losses could be greater or less than the estimates.

The bank's allowance for loan losses has two basic components: (1) specific loss estimates for individually classified and impaired loans, and (2) general loss estimates on loans for which no impairment has been identified and large groups of smaller balance homogeneous loans. Specific loss estimates on individual loans include subjective evaluations related to secondary sources of repayment for the loan which are principally collateral liquidation. The general loss allocations use historical loss ratio experience which may not be indicative of the actual losses present in the loan portfolio at a given point in time.

While the basic methodology of the bank's loan loss allowance estimation process has not changed, management continuously re-evaluate the use of historical loss factors, national and local economic trends, credit concentrations and other relevant factors in determining the adequacy of the allowance for loan loss.

This estimation process associated with the allowance for loan losses can have significant effects in the estimated loan loss expense of a given period. Generally, the allowance for loan losses increases as the outstanding balance of loans increase or the level of classified or impaired loans increases. Loans or portions of loans that are deemed uncollectible are charged against and reduce the allowance.

Stock Split

The Board of Directors declared a 2-for-1 stock split for shareholders of record as of July 31, 2002. As a result of the stock split, all share and per share information has been presented to show the effect of the 2-for-1 stock split.

Private Placement Offering

Beginning October 4, 2002, the company, commenced a private placement of its Common Stock which terminated February 14, 2003. Shares were offered and sold pursuant to an exemption from the registration requirements of the applicable federal and state securities laws, and therefore none of the offered and sold shares are registered with the United States Securities and Exchange Commission or any state securities commission.

Proceeds from the offering, net of offering costs of $431,296, were contributed to the bank to support future growth. At December 31, 2002, the company had accepted subscriptions for 8,500 shares in connection with the offering.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

For the year ended December 31, 2002, assets increased and net earnings improved. Diluted earnings per common share increased by $.15 from $.56 at December 31, 2001 to $.71 at December 31, 2002. Total assets increased by 12% from $107,412,440 at December 31, 2001 to $120,632,571 at December 31, 2002. Net loans increased from $72,905,199 at December 31, 2001, to $95,016,120 at December 31, 2002, due to strong loan demand coupled with a focused marketing effort. Net charge-offs for 2002 were $102,538 compared to $19,341 in 2001. The higher net loan charge-offs in the twelve months ended December 31, 2002 involved primarily the charge off of two loans of approximately $21,300 and $32,300 respectively. Although there was a significant increase in the amount of charge-offs for the twelve-month period ended December 31, 2002, it is management's belief that the allowance for loan losses is adequate to absorb probable losses in the portfolio. At December 31, 2002, the bank's allowance for loan loss reserve ratio was 1.40% of total loans, a decrease from 1.43% at December 31, 2001.

Deposits increased for the same period by $11,053,379 or 11%, from $96,661,061 in 2001 to $107,714,440 at December 31, 2002. The increase was primarily attributable to continued growth in the community served by the bank coupled with the bank's competitive position in the market. The bank's investment portfolio increased $2,414,366, or 22%, from $11,245,863 in 2001 to $13,660,229 in 2002, a result of the net purchase of bonds and an increase in the market value of the bond portfolio.

The bank's loan to deposit ratio was 88.2% at December 31, 2002, compared to 75.4% at December 31, 2001. Pre-tax earnings increased significantly in 2002 because of higher levels of average earning assets, from $80.2 million in 2001 to $105.8 million in 2002. Increased earning assets help offset a decline in the net interest margin that resulted from changes in the current economic environment during 2002. Net interest income increased by $880,255, or 24%, from $3,704,955 in 2001 to $4,585,210 in 2002. Non-interest expense increased by 28% from $3,077,874 for 2001 to $3,952,669 for 2002. This increase was the result of an increase in personnel expenses and other overhead expenses used to grow the bank. Non-interest income increased by $512,366 from $865,281 for 2001 to $1,377,647 for 2002. This increase was due to the increased volume of deposit accounts, fees associated with overdraft protection service and higher mortgage origination fees.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

For the year ended December 31, 2001, assets increased and earnings before income taxes improved; however, earnings after taxes declined from $840,047 at December 31, 2000 to $785,834 at December 31, 2001. Diluted earnings per common share decreased by $.05 from $.61 at December 31, 2000 to $.56 at December 31, 2001. Total assets increased by 59.3% from $67,265,036 at December 31, 2000 to $107,412,440 at December 31, 2001. Net loans increased from $50,691,223 at December 31, 2000, to $72,905,199 at December 31, 2001. Net charge-offs for 2001 were $19,342 compared to $22,707 in 2000. At December 31, 2001, the bank's allowance for loan loss reserve ratio was 1.43% of total loans, a decrease from 1.52% at December 31, 2000.

Deposits increased for the same period by $41,147,393 or 74.1%, from $55,513,669 in 2000 to $96,661,061 at December 31, 2001. The increase was primarily attributable to marketing efforts. The bank's investment portfolio increased $832,725, or 8.0%, from $10,413,138 in 2000 to $11,245,863 in 2001, a result of the purchase of bonds and an increase in the market value of the bond portfolio.

The bank's loan to deposit ratio was 75.4% at December 31, 2001, compared to 91.3% at December 31, 2000. Pre-tax earnings increased significantly in 2001 because of higher levels of average earning assets, from $59.6 million in 2000 to $80.2 million in 2001. Increased earning assets help offset a decline in the net interest margin that resulted from changes in the current economic environment during 2001. Net interest income increased by $701,575, or 23.4%, from $3,003,380 in 2000 to $3,704,955 in 2001. Non-interest expense increased by 25.1% from $2,460,456 for 2000 to $3,077,874 for 2001. This increase was the result of an increase in personnel expenses and other overhead expenses used to grow the bank. In addition, the change of the name of the company and the additional branch in Newton County increased expenses during the second half of the year. Non-interest income increased by $316,958 from $548,323 for 2000 to $865,281 for 2001. This increase was due to the increased volume of deposit accounts, higher mortgage origination fees, and a gain on the sale of bonds.

Net Interest Income

The company's results of operations are determined by its ability to manage effectively interest income and expense, to minimize loan and investment losses, to generate non-interest income and to control non-interest expense. Since interest rates are determined by market forces and economic conditions beyond the control of the company, the ability to generate net interest income is dependent upon the company's ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

Presented below are various components of assets and liabilities, interest income and expense as well as their yield/cost, calculated on a fully tax equivalent basis for the years indicated.

	Year Ended December 31, 2002 (In thousands)			Year Ended December 31, 2001 (In thousands)		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest-bearing deposits	$ 66	$ 1	1.52%	$ 100	$ 1	4.37%
Federal funds sold	8,160	134	1.64%	6,389	227	3.56%
Securities:						
Taxable	10,262	449	4.38%	9,534	532	5.58%
Tax-Exempt	2,130	117	5.49%	1,970	105	5.33%
Loans, net	85,184	6,706	7.87%	62,159	5,811	9.35%
Total earning assets	$105,802	$7,407	7.00%	$80,152	$6,679	8.33%
Interest bearing demand & savings	$ 35,003	$474	1.35%	$27,910	$ 696	2.49%
Time deposits	50,998	2,113	4.14%	36,382	2,086	5.68%
Other borrowings	3,070	195	6.35%	2,509	174	6.94%
Total interest-bearing liabilities	$ 89,071	$2,782	3.12%	$66,801	$2,938	4.40%
Net spread on earning assets			3.88%			3.93%

Non-accrual loans and the interest income that was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

Net spread on earning assets on a tax equivalent basis for the years ended December 31, 2002 and 2001 was 3.88% and 3.93%, respectively. Falling interest rates affected the bank's net spread on earning assets as assets repriced faster than liabilities. However, increased volume, especially in loans, helped offset the downward pressure on the net interest margin, resulting in an increase in net interest income from $3,704,955 for the year ended December 31, 2001 to $4,585,210 for the year ended December 31, 2002. Net interest income increased from $3,003,380 for the year ended December 31, 2000 to $3,704,955 for the year ended December 31, 2001. This increase was primarily attributable to higher loan volume.

Net spread on earning assets for the years ended December 31, 2001 and 2000 were 3.93% and 4.20%, respectively. Falling interest rates affected the bank's net spread on earning assets as assets repriced faster than liabilities. However, increased volume helped offset the downward pressure on the net interest margin, resulting in an increase in net interest income from $3,003,380 for the year ended December 31, 2000 to $3,704,955 for the year ended December 31, 2001.

Non-Interest Income

Non-interest income for the year ended December 31, 2002 and December 31, 2001 amounted to $1,377,647 and $865,281, respectively. As a percentage of average assets, non-interest income increased from 0.99% in 2001 to 1.20% in 2002. The increase in non-interest income during 2002 is attributable to the increase in service charges on deposit accounts which, in turn, is attributable to an increase in the number of deposit accounts and the fees associated with a new overdraft protection program that was implemented in 2002.

Mortgage origination fees increased $78,300 during 2002 as the bank continued directly managing the product line. The bank also experienced unprecedented mortgage loan demand as mortgage rates reached 40 year lows during 2001 and continued in 2002.

The following table summarizes the major components of non-interest income for the years ended December 31, 2002 and December 31, 2001.

	Year Ended December 31,	
	2002	**2001**
Service fees on deposit accounts	$1,043,849	$ 606,518
Mortgage origination fees	237,353	159.051
Miscellaneous, other	96,445	99,712
Total non-interest income	$1,377,647	$ 865,281

Non-interest income for the year ended December 31, 2001 and December 31, 2000 amounted to $865,281 and $548,323, respectively. As a percentage of average assets, non-interest income increased from .83% in 2000 to .99% in 2001. The increase in non-interest income during 2001 was attributable to the increase in service charges on deposit accounts which was attributable to an increase in the number of deposit accounts, as well as higher transactional volume, higher mortgage origination fees, and a gain on the sale of investment securities.

Non-Interest Expense

Non-interest expense increased from $3,077,873 during 2001 to $3,952,669 in 2002. As a percentage of total average assets, non-interest expense decreased from 3.51% to 3.45%. Management attributes this decrease in the ratio of non-interest expense to average assets to the results of expense control initiatives and increased levels of overhead coverage from earning assets. Below are the components of non-interest expense for the years ended December 31, 2002 and 2001.

	Year Ended December 31, 2002	Year Ended December 31, 2001
Salaries and other compensation	$1,677,480	$1,324,468
Employee benefits	322,706	252,978
Net occupancy and equipment expense	594,549	489,216
Professional and other outside services	216,603	177,089
Other expense	1,141,331	834,123
Total non-interest expense	$3,952,669	$3,077,874

Non-interest expense increased from $2,460,456 during 2000 to $3,077,873 in 2001. As a percentage of total average assets, non-interest expense decreased from 3.71% to 3.51%. Management attributed this decrease in the ratio of non-interest expense to average assets to increased coverage of overhead expenses from earning assets and an expense control initiative continued in 2001.

During 2002, the allowance for loan losses grew from $1,059,635 at December 31, 2001 to $1,346,502 at December 31, 2002. During 2002, the allowance for loan losses as a percent of gross loans decreased from 1.43% to 1.40%. There were $36,266 in gross charge-offs during 2001 and $129,209 in charge-offs during 2002. As of December 31, 2002, management considers the allowance for loan losses to be adequate. However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

Liquidity and Interest Rate Sensitivity

Net interest income, the company's primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet of the company should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to actively manage rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize the company's overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2002 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. In addition, call provisions in the bond portfolio and loan prepayments may affect actual maturities.



	Within Three months	After Three Months but within six months	After six months but within one year	After one year but within five years	After five years	Total
EARNINGS ASSETS			(Dollars in thousands)			
Loans	$45,410	4,785	4,315	40,778	1,193	96,481
Investment Portfolio	-	-	621	9,604	3,828	14,053
Federal funds sold	962	-	-	-	-	962
Total earning assets	$46,372	4,785	4,936	50,382	5,021	111,496
SUPPORTING SOURCE OF FUNDS						
Interest-bearing demand deposits and savings	$35,929	-	-	-	-	35,929
Certificates, less than $100M	4,903	11,759	8,843	12,454	-	37,959
Certificates, $100M and over	2,452	6,829	3,052	5,483	-	17,816
FHLB Advance	-	-	-	2,500	-	2,500
Note Payable	-	-	-	1,000	-	1,000
Total interest-bearing Liabilities	$43,284	18,588	11,895	21,437	-	95,204
Interest-sensitivity gap	$ 3,088	(13,803)	(6,959)	28,945	5,021	16,292
Cumulative interest-Sensitivity gap	$ 3,088	(10,715)	(17,674)	11,271	16,292	
Interest-sensitivity gap ratio	1.07	(0.26)	0.41	2.35	N/A	
Cumulative interest-Sensitivity gap ratio	1.07	(0.83)	0.76	1.12	N/A	

As evidenced by the table above, the company is cumulatively liability sensitive at one year. In a declining interest rate environment, a liability sensitive position (a gap ratio of less than 1.0) is generally more advantageous since liabilities are repriced sooner than assets. Conversely, in a rising interest rate environment, an asset sensitive position (a gap ratio over 1.0) is generally more advantageous as earning assets are repriced sooner than the liabilities. With respect to the company, an increase in interest rates would result in lower earnings while a decline in interest rates will increase income. This, however, assumes that all other factors affecting income remain constant.

As the company continues to grow, management will continuously structure its rate sensitivity position to best hedge against rapidly rising or falling interest rates. The bank's Asset/Liability Committee meets on a quarterly basis and develops management's strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The company's primary source of liquidity comes from its ability to maintain and increase deposits through the bank. Deposits grew by $11.1 million during 2002 and by $41.1 million in 2001. Below are the pertinent liquidity balances and ratios for the years ended December 31, 2002 and December 31, 2001.

	Year Ended December 31, 2002	Year Ended December 31, 2001
Cash and cash equivalents	$6,677,093	$18,050,304
Securities	14,052,797	11,600,931
CDs over $100,000 to total deposits ratio	17%	10%
Loan to deposit ratio	88%	75%
Brokered deposits	0	0

At December 31, 2002, large denomination certificates of deposit accounted for 17% of total deposits. Large denomination certificates of deposit are generally more volatile than other deposits. As a result, management continually monitors the competitiveness of the rates it pays on its large denomination certificates and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination certificates may have a material adverse effect on the bank's liquidity. Management believes that since a majority of the above certificates were obtained from bank customers residing in Rockdale and Newton Counties, Georgia, or surrounding counties, the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of Rockdale and Newton Counties, as outside depositors are more likely to be interest rate sensitive.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2002, cash and cash equivalents amounted to $6.7 million, representing 5.5% of total assets. Securities available for sale provide a secondary source of liquidity. Approximately $1,034,000 were called, matured or paid down in 2002.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2002, the company had no brokered deposits in its portfolio.

Management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in the company's liquidity increasing or decreasing in any material way in the foreseeable future.

The company has entered into a credit facility with a correspondent bank that provides for borrowings up to $2,500,000. The credit facility bears interest at the prime interest rate less 1/2% payable quarterly and matures on March 31, 2004. At maturity, the company has the option to amortize the balance over ten years. Borrowings under the facility are collateralized by the stock of the bank. The company is subject to certain covenants that include minimum tangible capital levels and capital ratios, return on asset ratios, non-performing asset limits, and allowance for loan loss levels. At December 31, 2002, outstanding borrowings under this credit facility were $ 1,000,000 and the interest rate was 3.75%.

Capital Adequacy

There are two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital guidelines and (ii) the leverage ratio.

The risk-based capital guidelines measure the amount of a bank's required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Under the risk-based capital guidelines, capital is divided into two "tiers." Tier 1 capital consists of common shareholders' equity, non-cumulative and cumulative (bank holding companies only) perpetual preferred stock and minority interest. Goodwill, certain intangible assets, and certain deferred tax assets are subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. banks are required to maintain a minimum risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital. At December 31, 2002 the bank had a risk-based capital ratio of 10.05% with 8.79% consisting of Tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The OCC has established a 3.0% minimum leverage ratio requirement. Note that the leverage ratio is computed by dividing Tier 1 capital into total average assets. For banks that are not rated CAMELS-1 by their primary regulator, the minimum leverage ratio should be 4.0% plus an additional cushion of at least 1 to 2 percent, depending upon risk profiles and other factors. At December 31, 2002, the bank had a leverage ratio of 7.52%

The Federal Reserve Board, the OCC and the FDIC have adopted a rule that adds a measure of interest rate risk to the determination of supervisory capital adequacy. In connection with this rule, the agencies have implemented a measurement process to measure interest rate risk. Under this proposal, all items reported on the balance sheet, as well as off-balance sheet items, would be reported according to maturity, repricing dates and cash flow characteristics. A bank's reporting position would be multiplied by duration-based risk factors and weighted according to rate sensitivity. The net risk weighted position would be used in assessing capital adequacy. The objective of this complex proposal is to determine the sensitivity of a bank to various rising and declining interest rate scenarios.

For additional information regarding regulatory capital ratios, refer to Note 12 of the Consolidated Financial Statements.

Market Information

There is no established public trading market for the company's common stock. As of March 25, 2003, the number of holders of the company's common stock was 620.

Dividend Policy

To date, the company has not paid any cash dividends on its Common Stock. It is the policy of the Board of Directors of the company to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the company and of the bank. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on the bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the company.

The bank is restricted in its ability to pay dividends under the national banking laws and by regulations of the OCC. Pursuant to 12 U.S.C. § 56, a national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits (retained earnings) is further limited by 12 U.S.C. § 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus not less than one-tenth of the bank's net income of the preceding two consecutive half-year periods (in the case of an annual dividend). Pursuant to 12 U.S.C. § 60(b), the approval of the OCC is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus.



Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Liberty National Bancshares, Inc.
Conyers, Georgia

We have audited the accompanying consolidated balance sheets of Liberty National Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty National Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Porter Keadle Moore, LLP

Atlanta, Georgia
March 12, 2003

Certified Public Accountants

Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Balance Sheets

December 31, 2002 and 2001

Assets

		2002	2001
Cash and due from banks, including reserve requirements of approximately $503,000 in both years	$	5,715,047	4,805,299
Federal funds sold		962,046	13,245,005
Cash and cash equivalents		6,677,093	18,050,304
Investment securities available for sale		13,660,229	11,245,863
Other investments		392,568	355,068
Loans, net		95,016,120	72,905,199
Premises and equipment, net		3,704,983	3,831,826
Accrued interest receivable		568,304	506,542
Other assets		613,274	517,638
	$	120,632,571	107,412,440

Liabilities and Stockholders' Equity

		2002	2001
Deposits:			
Demand	$	16,010,585	14,683,964
Interest-bearing demand		33,018,239	37,206,928
Savings		2,910,717	2,908,078
Time		55,774,899	41,862,091
Total deposits		107,714,440	96,661,061
Note payable		1,000,000	-
Accrued interest payable and other liabilities		257,741	381,744
FHLB advances		2,500,000	2,500,000
Total liabilities		111,472,181	99,542,805
Commitments			
Stockholders' equity:			
Common stock, $.50 par value; authorized 10,000,000 shares; 1,419,000 and 1,412,376 issued and outstanding		709,500	706,188
Additional paid-in capital		6,502,828	6,471,196
Retained earnings		1,719,161	668,876
Accumulated other comprehensive income		228,901	23,375
Total stockholders' equity		9,160,390	7,869,635
	$	120,632,571	107,412,440

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Earnings

For the Years Ended December 31, 2002 and 2001

		2002	2001
Interest income:			
Interest and fees on loans	$	6,705,558	5,810,944
Interest on federal funds sold		134,517	227,408
Interest on U.S. Treasuries and Government agencies securities		430,305	508,581
Interest on state, county and municipal securities		77,034	69,389
Other investment income		19,781	26,507
Total interest income		7,367,195	6,642,829
Interest expense:			
Deposits:			
Interest-bearing demand		457,346	654,840
Savings		17,044	41,813
Time		2,112,882	2,067,526
Other		194,713	173,695
Total interest expense		2,781,985	2,937,874
Net interest income		4,585,210	3,704,955
Provision for loan losses		389,405	295,140
Net interest income after provision for loan loss 1osses		4,195,805	3,409,815
Other income:			
Service charges on deposit accounts		1,043,849	606,518
Investment securities gains		2,000	25,808
Mortgage origination fees		237,353	159,051
Other income		94,445	73,904
Total other income		1,377,647	865,281
Other expenses:			
Salaries and other compensation		1,677,480	1,324,468
Employee benefits		322,706	252,978
Net occupancy and equipment expense		594,549	489,216
Professional and other outside services		216,603	177,089
Other expense		1,141,331	834,123
Total other expenses		3,952,669	3,077,874
Earnings before income taxes		1,620,783	1,197,222
Income taxes		570,498	411,388
Net earnings	$	1,050,285	785,834
Net earnings per common share:			
Basic earnings per common share	$	.74	.57
Diluted earnings per common share	$	.71	.56

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2002 and 2001

		2002	2001
Net earnings	$	1,050,285	785,834
Other comprehensive income (loss):			
Unrealized holding gains (losses) on investment securities available for sale arising during period		313,402	179,346
Reclassification adjustment for (gains) losses on investment securities available for sale		(2,000)	(25,808)
Total other comprehensive income (loss) before tax		311,402	153,538
Income taxes related to other comprehensive income:			
Unrealized holding gains (losses) on investment securities available for sale arising during period		(106,556)	(60,977)
Reclassification adjustment for gains (losses) on investment securities available for sale		680	8,774
Total income taxes related to other comprehensive income (loss)		(105,876)	(52,203)
Total other comprehensive (loss) income, net of tax		205,526	101,335
Total comprehensive income (loss)	$	1,255,811	887,169

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2002 and 2001

		Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2000	$	676,188	6,051,196	(116,958)	(77,960)	6,532,466
Net earnings		-	-	785,834	-	785,834
Sale of common stock		30,000	420,000	-	-	450,000
Change in comprehensive income		-	-	-	101,335	101,335
Balance at December 31, 2001		706,188	6,471,196	668,876	23,375	7,869,635
Net earnings		-	-	1,050,285	-	1,050,285
Exercise of stock options		3,312	31,632	-	-	34,944
Change in comprehensive income		-	-	-	205,526	205,526
Balance at December 31, 2002	$	709,500	6,502,828	1,719,161	228,901	9,160,390

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net earnings	$	1,050,285	785,834
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net amortization of premium/discounts on investment securities		69,653	44,686
Net gains on sales of investment securities available for sale		(2,000)	(25,808)
Depreciation of premises and equipment		259,269	231,583
Provision for loan losses		389,405	295,140
Deferred income tax benefit		(107,612)	(99,717)
Change in deferred loan fees		29,574	(6,107)
Change in accrued interest receivable		(61,762)	10,619
Change in accrued interest payable		13,552	20,575
Change in other assets and other liabilities		(42,270)	(9,289)
Net cash provided by operating activities		1,598,094	1,247,516
Cash flows from investing activities:			
Purchases of investment securities available for sale		(5,856,936)	(12,660,556)
Purchases of other investments		(37,500)	-
Maturities and paydowns of investment securities available for sale		1,034,318	87,522
Sales of investment securities available for sale		2,652,001	2,424,938
Calls of investment securities available for sale		-	9,450,000
Net change in loans		(22,697,932)	(22,502,979)
Purchases of premises and equipment		(132,427)	(1,139,194)
Improvements to other real estate owned		(21,152)	-
Net cash used by investing activities		(25,059,628)	(24,340,269)
Cash flows from financing activities:			
Net change in demand and savings deposits		(2,859,429)	21,917,764
Net change in time deposits		13,912,808	19,229,628
Proceeds from other borrowings		1,000,000	-
Proceeds from exercise of stock options		34,944	-
Proceeds from sale of stock		-	450,000
Net change in Federal funds purchased		-	(2,500,000)
Net cash provided by financing activities		12,088,323	39,097,392
Net change in cash and cash equivalents		(11,373,211)	16,004,639
Cash and cash equivalents at beginning of year		18,050,304	2,045,665
Cash and cash equivalents at end of year	$	6,677,093	18,050,304
Supplemental disclosures of cash flow information and noncash investing and financing activities:			
Cash paid for interest	$	2,768,433	2,917,299
Cash paid for income taxes	$	568,079	400,089
Transfer of loans to other real estate	$	168,032	-
Change in unrealized gains/losses on investment securities available for sale, net of tax	$	205,526	101,335

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Liberty National Bancshares, Inc. (the "Company"), provides a full range of banking services to individual and corporate customers through its bank subsidiary, Liberty National Bank (the "Bank"), located in Conyers (Rockdale County), Georgia. The Bank has two offices in Conyers (Rockdale County), Georgia, and one office in Covington (Newton County), Georgia and conducts its banking activities primarily in Rockdale County and surrounding counties. The Company and its subsidiary are subject to the regulations of certain government agencies and, therefore, undergo periodic examinations by those regulatory authorities.

The Company was incorporated under the laws of the State of Georgia on February 13, 1997, to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended. The Company began its general banking business on October 14, 1997. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with deferred tax assets, the recognition of which are based on future taxable income.

Investment Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2002 and 2001, all securities were classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity. The unrealized holding gains or losses included in the separate component of stockholders' equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Other Investments

Other investments include equity securities with no readily determined fair value. These investments are carried at cost.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loans, Loan Fees and Interest Income on Loans

Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

Loan fees, net of certain origination costs, are deferred and amortized over the lives of the respective loans.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance represents an amount, which in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in eight different categories. Grades five through eight are assigned allocations of loss based on management's estimate of potential loss, which is generally based on discounted, collateral deficiencies or loss percentages by grade used by the Federal bank regulators. Loans graded one through four are stratified by type and allocated loss ranges based on peer group loss experience and regulatory guidelines as the Company does not have a significant loss history of its own. The combination of these results are compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. Management uses an outsourced loan reviewer to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such regulators may require additions to the allowance based on their judgments of information available to them at the time of their examination.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are:

Leasehold improvements	1 year
Buildings and improvements	10 - 40 years
Furniture, fixtures and equipment	3 - 10 years

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company uses the liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, this method requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Statement of Cash Flows

For purposes of reporting cash flows, the Company includes cash on hand, due from banks and federal funds sold as cash and cash equivalents.

Stock Based Compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period or ratably over the vesting period of the options. The Company has chosen not to adopt the cost recognition principles of this statement and accounts for stock options under Accounting Principles Board Opinion No. 25 and its related interpretations. Had compensation costs been determined based upon the fair value of the options at the grant dates consistent with the method of SFAS No. 123, net earnings would have reflected the proforma amounts below:

		2002	2001
Net earnings, as reported	$	1,050,285	785,834
Proforma stock-based compensation cost adjustments associated with new grants, net of tax		(97,089)	(22,400)
Proforma net earnings	$	953,196	763,434
Basic earnings per share, as reported	$	.74	.57
Proforma stock-based compensation cost adjustments associated with new grants, net of tax, per share		(.07)	(.01)
Basic proforma earnings, per share	$	.67	.56
Diluted earnings per share, as reported	$	.71	.56
Proforma stock-based compensation cost adjustments associated with new grants, net of tax, per share		(.07)	(.02)
Diluted proforma earnings, per share	$	.64	.54

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Stock Based Compensation, continued

For the proforma disclosure purposes above, the Company immediately recognized the expense associated with the option grants assuming that all awards will vest. The fair value of the options on the grant date using the minimum value option pricing model, no dividend yield and an expected life of 10 years and other information used to estimate the fair value is as follows:

		2002	2001
Weighted average fair value of options at the grant date	$	2.50	2.43
Risk-free interest rates		4.14%	5.00%

See note 13 for additional information regarding stock option plans.

Net Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effects of potential common shares outstanding during the period. The average market price during the year is used to compute equivalent shares. The reconciliation of the amounts used in the computation of both basic earnings per share and diluted earnings per share for the years ended December 31, 2002 and 2001 are as follows:

		Net Earnings	Average Shares Outstanding		Per Share Amount
For the year ended December 31, 2002:					
Net earnings – basic	$	1,050,285	1,416,895	$	.74
Effect of dilutive stock options		-	73,076		
Net earnings – diluted	$	1,050,285	1,489,971	$	.71
For the year ended December 31, 2001:					
Net earnings – basic	$	785,834	1,368,486	$	.57
Effect of dilutive stock options		-	44,500		
Net earnings – diluted	$	785,834	1,412,986	$	.56

(2) INVESTMENT SECURITIES

Securities available for sale at December 31, 2002 and 2001, are as follows:

		December 31, 2002			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities	$	2,571,232	25,784	-	2,597,016
U.S. Government agencies		6,880,419	257,675	-	7,138,094
State and municipal		2,112,301	50,756	-	2,163,057
Mortgage backed securities		1,749,457	13,557	952	1,762,062
	$	13,313,409	347,772	952	13,660,229

(2) INVESTMENT SECURITIES, continued

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$ 8,289,741	149,877	105,123	8,334,495
State and municipal	2,150,968	3,263	12,220	2,142,011
Mortgage backed securities	769,736	5,905	6,284	769,357
	$ 11,210,445	159,045	123,627	11,245,863

Other investments consist of Federal Reserve Bank of Atlanta stock, Federal Home Loan Bank of Atlanta stock and the Bankers Bank stock.

The amortized cost and estimated market value of investment securities available for sale at December 31, 2002, by contractual maturity, are shown as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 600,000	620,998
Due after one year through five years	9,210,025	9,493,935
Due after five years through ten years	-	-
Greater than ten years	1,753,927	1,783,234
Mortgage backed securities	1,749,457	1,762,062
	$ 13,313,409	13,660,229

The following summarizes investment securities sales activities for the years ended December 31, 2002 and 2001:

	2002	2001
Proceeds from sales of securities	$ 2,652,001	2,424,938
Gross gains on sales of securities	7,188	25,808
Gross losses on sales of securities	(5,188)	-
Net gains on sales of securities	$ 2,000	25,808

Securities with a carrying value of approximately $6,288,000 and $5,015,000 at December 31, 2002 and 2001, respectively were pledged to secure public deposits and for other purposes.

(3) LOANS

Major classifications of loans at December 31, 2002 and 2001, are summarized as follows:

		2002	2001
Commercial	$	8,998,629	8,261,859
Loans secured by real estate:			
Construction		23,047,290	16,365,071
Individual mortgage		16,701,435	8,520,477
Commercial mortgage		45,045,979	37,202,361
Installment and simple interest		2,688,066	3,704,269
		96,481,399	74,054,037
Less:			
Net deferred loan fees		118,777	89,203
Allowance for loan losses		1,346,502	1,059,635
Net loans	$	95,016,120	72,905,199

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Rockdale County and other surrounding Georgia counties. A substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

At December 31, 2002 and 2001, the Bank had no non-accrual loans or loans that were considered impaired.

The following is a summary of transactions in the allowance for loan losses:

		2002	2001
Balance, beginning of year	$	1,059,635	783,836
Provision charged to expense		389,405	295,140
Loans charged off		(129,209)	(36,266)
Recoveries of loans previously charged off		26,671	16,925
Balance, end of year	$	1,346,502	1,059,635

(4) PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2002 and 2001, are summarized as follows:

		2002	2001
Land and improvements	$	1,694,848	1,694,849
Buildings and improvements		1,700,221	1,638,684
Furniture, fixtures and equipment		1,260,897	1,190,006
Leasehold improvements		41,754	41,754
		4,697,720	4,565,293
Less: Accumulated depreciation and amortization		992,737	733,467
	$	3,704,983	3,831,826

Depreciation expense and leasehold amortization was $259,269, and $231,583 for the years ended December 31, 2002 and 2001, respectively.

(5) DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $17,816,000 and $9,653,000 at December 31, 2002 and 2001, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2003	$ 37,805,715
2004	8,438,629
2005	2,546,515
2006	553,925
2007 and thereafter	6,430,115
	$ 55,774,899

(6) NOTE PAYABLE

In March 2002, the Company entered into a credit facility with a correspondent bank that provides for borrowings of up to $2,500,000. The credit facility bears interest at the prime interest rate less ½% payable quarterly and matures on March 31, 2004. At maturity, the Company has the option to amortize the balance over ten years. Borrowings under the facility are collateralized by the stock of the Bank. The Company is subject to certain covenants that include minimum tangible capital levels and capital ratios, return on asset ratios, non-performing asset limits, and allowance for loan loss levels. At December 31, 2002, outstanding borrowings under this credit facility were $1,000,000, with an interest rate of 3.75%.

(7) FHLB ADVANCES

At December 31, 2002 and 2001, the Bank had two advances outstanding totaling $2,500,000 from the Federal Home Loan Bank of Atlanta (the "FHLB"). The Bank has pledged approximately $2,878,000 in U.S. Government securities as collateral for the advances. One of the advances totaling $1,250,000 matures on March 3, 2005, bears interest at a fixed rate of 6.9% per annum, and provides the FHLB the option, beginning March 3, 2003, to convert this advance into a three-month LIBOR-based floating rate advance. The other advance totaling $1,250,000 matures on March 22, 2005, bears interest at a fixed rate of 6.6% per annum, and provides the FHLB the option, beginning March 22, 2002, to convert this advance into a three-month LIBOR-based floating rate advance. Both advances were obtained in 2000. If the FHLB elects not to convert the advances, then the Bank may elect to terminate in whole these transactions on any payment date with the payment of a prepayment fee to the FHLB. If the FHLB elects to convert the advances, the Bank may elect to terminate the transactions without payment of a prepayment fee on any subsequent date. As of December 31, 2002, no advances had been converted as described above.

(8) STOCKHOLDERS' EQUITY

Beginning October 4, 2002, the Company commenced a private placement of up to 100,000 shares of its Common Stock at $10 per share. As the shares were offered and sold pursuant to an exemption from the registration requirements of the applicable Federal and state securities laws, none of the offered and sold shares will be registered with the United States Securities and Exchange Commission or any state securities commission. The offering expired on February 14, 2003. Proceeds from the offering, net of offering costs, totaled approximately $431,315, and will be contributed to the Bank to support future growth. At December 31, 2002, the Company had subscriptions for 8,500 shares.

In 2001, in connection with the addition of a new board member, the Company sold 60,000 shares of common stock and received $450,000 in proceeds.

The Board of Directors declared a 2-for-1 stock split for shareholders of record as of July 31, 2002. The distribution of the additional shares was executed August 15, 2002. As a result of the stock split, all share and per share information has been restated to show the effect of the 2-for-1 split.

(9) EMPLOYEE BENEFIT PLANS

The Bank has a contributory 401(k) employee profit sharing plan. Employees are eligible to participate in this plan subject to certain minimum age and service requirements. Under the provisions of the plan, employees may contribute from 1 to 15 percent of their salaries, up to the legal contribution limit, and the Bank matches 50 percent of each employees' contributions, up to a maximum of 6 percent. Bank matching contributions vest 20 percent each year for the first five years of employment. After five years of employment, all previous and subsequent contributions vest 100%. Amounts expensed in the years ended December 31, 2002 and 2001, as a result of the Bank's contributions to the plan, totaled approximately $35,000 and $33,800, respectively.

(10) INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2002 and 2001 are as follows:

		2002	2001
Current	$	678,110	511,105
Deferred		(107,612)	(99,717)
	$	570,498	411,388

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

		2002	2001
Pretax income at statutory rate	$	551,067	407,055
Add (deduct):			
Nondeductible expenses		8,613	8,082
Tax exempt income		(26,192)	(23,929)
State income taxes and other		37,010	20,180
Income taxes	$	570,498	411,388

The following summarizes the tax effects of temporary differences comprising the net deferred tax asset:

		2002	2001
Deferred income tax assets:			
Allowance for loan losses	$	486,100	384,856
Deferred loan fees and other		64,200	40,649
Total deferred income tax assets		550,300	425,505
Deferred income tax liabilities:			
Unrealized gain on investment securities available for sale		(117,900)	(12,040)
Accumulated depreciation		(133,300)	(116,117)
Total deferred income tax liabilities		(251,200)	(128,157)
Net deferred income tax asset	$	299,100	297,348

(11) RELATED PARTY TRANSACTIONS

The Bank conducts transactions with directors and officers, including companies in which they have beneficial interest, in the normal course of business. It is the Bank's policy to comply with Federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons.

The Bank had deposits from related parties totaling approximately $7,006,000 at December 31, 2002. Additionally, the following table summarizes related party loan activity during 2002:

Beginning balance	$	5,140,900
New loans		255,200
Repayments		(2,885,000)
Ending balance	$	2,511,100

The Board of Directors of the Company has approved a proposal from the business interests of one of the Company's Directors to construct the Bank's permanent facility in Newton County, Georgia. The contract for the facility totals $1,464,000. Remaining commitments under the contract at December 31, 2002, totaled approximately $1,400,000. The new building should be ready for occupancy in July 2003. The Company received three bids for the project, and the project was awarded to the bidder submitting the lowest bid for the construction project.

(12) REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002 and 2001, the most recent notification from the bank regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

(12) REGULATORY MATTERS, continued

The consolidated and bank only actual capital amounts and ratios for 2002 and 2001 are presented in the following table (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total Risk-Based Capital (to Risk-Weighted Assets):						
Consolidated	$ 10,278	9.70%	8,408	8.00%	N/A	N/A
Bank	$ 10,619	10.05%	8,398	8.00%	10,498	10.00%
Tier I Capital (to Risk-Weighted Assets):						
Consolidated	$ 8,931	8.44%	4,204	4.00%	N/A	N/A
Bank	$ 9,297	8.79%	4,199	4.00%	6,299	6.00%
Tier I Capital (to Average Assets):						
Consolidated	$ 8,931	7.20%	4,942	4.00%	N/A	N/A
Bank	$ 9,297	7.52%	4,960	4.00%	6,178	5.00%
As of December 31, 2001						
Total Risk-Based Capital (to Risk-Weighted Assets):						
Consolidated	$ 8,900	10.6%	6,747	8.00%	N/A	N/A
Bank	$ 8,439	10.0%	6,723	8.00%	8,403	10.00%
Tier I Capital (to Risk-Weighted Assets):						
Consolidated	$ 7,846	9.3%	3,373	4.00%	N/A	N/A
Bank	$ 7,388	8.8%	3,361	4.00%	5,042	6.00%
Tier I Capital (to Average Assets):						
Consolidated	$ 7,846	8.9%	3,508	4.00%	N/A	N/A
Bank	$ 7,388	7.6%	3,914	4.00%	4,892	5.00%

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. The amount of dividends the Bank may pay in 2003 without prior approval is limited to approximately $1,878,000 plus 2003 earnings of the Bank.

(13) STOCK OPTIONS

The Company maintains a stock option plan, which allows for a total of 200,000 common stock options to be granted to members of the Board of Directors. The exercise price for each option shall be the average market price of a share of stock on the date of grant.

Options outstanding and activity for the years ended December 31, 2002 and 2001 under this plan, consisted of the following:

	2002		2001	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Beginning of period	106,000	$ 5.23	97,000	$ 5.14
Granted	20,000	$ 7.50	9,000	$ 6.25
Exercised	-	-	-	-
Cancelled	-	-	-	-
End of period	126,000	$ 5.59	106,000	$ 5.23

(13) STOCK OPTIONS, continued

At December 31, 2002, these options had a weighted-average remaining contractual life of 6.5 years and all option shares under this plan were exercisable at prices ranging from $5.00 to $7.50.

The Company maintains a stock option plan, which allows for a total of 200,000 common stock options to be granted to eligible directors, officers and key employees. Stock options granted under this plan may be incentive stock options or nonqualified stock options. The Board of Directors may grant incentive stock options or nonqualified stock options to any director, officer, or other employee, including an employee who is a director of the Company. Such shares may be treasury, or authorized, but unissued, shares of common stock. The options granted vest ratably over a three-year period.

The exercise price for options granted as either an incentive stock option or as a nonqualified stock option must be equal to 100 percent of the market price on the day the option is granted, as determined by the Board of Directors. The exercise price under an incentive stock option granted to a person owning stock representing more than 10 percent of the Company's common stock must equal at least 110 percent of the fair market value at the date of the grant, but in no case less than par value, and such option is not exercisable until five years from the date the incentive stock option is granted.

Options outstanding and activity for the years ended December 31, 2002 and 2001 under this plan, consisted of the following:

	2002		2001	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Beginning of period	73,728	$ 5.50	70,228	$ 5.45
Granted	38,842	7.50	4,000	6.38
Exercised	(6,624)	5.28	-	-
Cancelled	(912)	6.00	(500)	5.45
End of period	105,034	$ 6.25	73,728	$ 5.50

At December 31, 2002, the options had a weighted average remaining contractual life of 7.4 years and there were 56,760 shares exercisable at prices ranging from $5.00 to $6.50.

(14) COMMITMENTS

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2002 and 2001, commitments to extend credit totaled $25,591,000 and $15,295,000, respectively.

(14) COMMITMENTS AND CONTINGENCIES, continued

The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the other party. Collateral held varies but may include: accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties on those commitments for which collateral is deemed necessary.

Standby letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The Bank holds collateral supporting these commitments as deemed necessary. At December 31, 2002 and 2001, commitments under standby letters of credit totaled approximately $184,000 and $22,900, respectively.

The Company has an employment agreement with the President and Chief Executive Officer of the Bank. The employment agreement expires February 21, 2003. The arrangement provides for an annual base salary, plus medical insurance premiums, and such other benefits which are generally made available to other senior executives of the Company and the Bank. In the event of a change in control of the Company, the officer will be paid a lump sum distribution equal to three times his annual compensation, including bonuses.

(15) SUPPLEMENTAL FINANCIAL DATA

Components of other non-interest expenses in excess of one percent of total interest and other income for any of the respective years are as follows:

		2002	2001
Supplies and forms	$	95,874	83,985
Telecommunication	$	87,842	54,085
Data processing expense	$	284,320	236,891
ATM processing fees	$	90,533	75,026
Directors fees	$	90,871	56,500

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Cash Equivalents
For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities
Fair values for investment securities are based on quoted market prices.

Other Investments
The carrying value of other investments approximates fair value.

Loans
The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposits
The fair value of demand deposits, savings accounts, NOW accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using current rates at which comparable certificates would be issued.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

Accrued Interest

The carrying value of accrued interest receivable and payable approximates fair value.

FHLB Advances

The fair value of the FHLB borrowings are estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

Note Payable

The carrying amount of the variable rate note payable is a reasonable estimate of fair value.

Commitments to Extend Credit and Standby Letters of Credit

Because commitments to extend credit and standby letters of credit are made using variable rates, and have short maturities, the carrying value and the fair value are immaterial.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

		2002		2001	
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:					
Cash and cash equivalents	$	6,677,093	6,677,093	18,050,034	18,050,034
Investment securities available for sale	$	13,660,229	13,660,229	11,245,863	11,245,863
Other investments	$	392,568	392,568	355,068	355,068
Loans	$	95,016,120	96,615,610	72,905,199	73,153,437
Accrued interest receivable	$	568,304	568,304	506,542	506,542
Liabilities:					
Deposits	$	107,714,440	108,936,921	96,661,061	97,621,468
Accrued interest payable	$	110,085	110,085	96,533	96,533
FHLB advances	$	2,500,000	2,845,159	2,500,000	2,845,808
Note payable	$	1,000,000	1,000,000	-	-

(17) CONDENSED FINANCIAL INFORMATION OF LIBERTY NATIONAL BANCSHARES, INC.

Balance Sheets

December 31, 2002 and 2001

Assets		2002	2001
Cash	$	12,314	9,031
Federal funds sold		305,000	25,000
Investment in subsidiary		9,508,889	7,406,254
Investment securities available for sale		325,875	408,500
Other assets		23,655	39,448
	$	10,175,733	7,888,233
Liabilities and Stockholders' Equity			
Note payable	$	1,000,000	-
Accounts payable		15,343	18,599
Stockholders' equity		9,160,390	7,869,634
	$	10,175,733	7,888,233

Statements of Earnings

For the Years Ended December 31, 2002 and 2001

		2002	2001
Income:			
Interest on investment securities available for sale	$	18,349	21,791
Interest on Federal funds sold		267	1,509
Dividends from subsidiary		-	50,000
Gains from sales of securities		2,500	-
		21,116	73,300
Expenses:			
Interest expense		23,425	-
Legal and accounting fees		61,721	45,170
Other professional fees		16,489	15,611
Other expense		7,799	17,129
		109,434	77,910
Loss before income taxes and equity in undistributed earnings of bank subsidiary		(88,318)	(4,610)
Income tax benefit		30,028	21,146
Earnings (loss) before equity in undistributed earnings of bank subsidiary		(58,290)	16,536
Equity in undistributed earnings of bank subsidiary		1,108,575	769,298
Net earnings	$	1,050,285	785,834

(17) CONDENSED FINANCIAL INFORMATION OF LIBERTY NATIONAL BANCSHARES, INC., continued

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net earnings	$ 1,050,285	785,834
Adjustments to reconcile net earnings to net cash used by operating activities:		
Equity in undistributed earnings of bank subsidiary	(1,108,575)	(769,298)
Change in accounts payable	(3,256)	(10,177)
Gain on sales of securities	(2,500)	-
Change in other assets and liabilities, net	9,885	(19,004)
Net cash used by operating activities	(54,161)	(12,645)
Cash flows from investing activities:		
Proceeds from the sales of securities	102,500	-
Contributions to subsidiary	(800,000)	(450,000)
Net cash used by investing activities	(697,500)	(450,000)
Cash flows from financing activities:		
Proceeds from note payable	1,000,000	-
Proceeds from exercise of stock options	34,944	-
Proceeds from sales of stock	-	450,000
Net cash provided by financing activities	1,034,944	450,000
Net change in cash	283,283	(12,645)
Cash and cash equivalents at beginning of the year	34,031	46,676
Cash and cash equivalents at end of the year	$ 317,314	34,031



Board of Directors

Pictured Left to Right:
On Staircase - Art Torsiglieri, Dean Alford, Flynn Nance, and Johnny Capes
Standing - Mike Potts, Bill Daniel, Bill Walker, Mike Jones, and Troy Athon
Seated - Julia Morgan and Hazel Durden
Not pictured - John Fountain

C. Dean Alford
President and Chief Executive Officer
Allied Utility Network

Troy A. Athon
Chief Executive Officer
Starcrest, Inc.

Johnny L. Capes
President
Capes Property Management

William L. Daniel
President and Chief Executive Officer
Liberty National Bancshares, Inc. and
Liberty National Bank

Hazel E. Durden
Principal
Realty Metro

John A. Fountain, M.D.
President
East Metro Dermatology, PC

Michael P. Jones, CPA (Chairman)
Managing Partner
Jones, McKnight & Edmonson, PC
Certified Public Accountants

Julia W. Morgan (Vice Chairman)
Chief Executive Officer
Ed Morgan & Associates

R. Flynn Nance, D.V.M.
Veterinarian, President
Honey Creek Veterinary Hospital, Inc.

Michael R. Potts
Chief Executive Officer
The Potts Company

Arthur J. Torsiglieri, Jr., M.D.
Physician, Partner
Ear, Nose and Throat Specialists of Conyers

William R. Walker, II
Executive Vice President & Senior Lending
Officer, Liberty National Bank

Executive Committee/Officers



Executive Committee

Pictured Left to right:
Troy Athon, Julia Morgan, Mike Jones, and Dean Alford



Executive Officers

Pictured Left to right:
Bill Walker, EVP and Senior Lending Officer, Bill Daniel, President and CEO and Dick Cheatham, Chief Financial Officer



Officers

Pictured Left to Right:
Standing - Doug Smith, Patsy Mitchell, Russell Moore, Dick Cheatham,
Julia Chandler, Bill Walker, Tammy Porter, Paul Courchaine, and Charley Grant
Seated - Cher Voyles, Bill Daniel, Debbie Everson

Julia Chandler
Banking Officer/Customer Care Manager

Dick Cheatham
Chief Financial Officer and Cashier

Paul Courchaine
Newton County President

Bill Daniel
President and CEO

Debbie Everson
Vice President/Branch Coordinator

Charley Grant
Banking Officer/Conyers Northside Branch Manager

Patsy Mitchell
Banking Officer/Commercial Lender

Russell Moore
Vice President/Commercial Lender

Tammy Porter
Banking Officer/Newton County Branch Manager

Doug Smith
Director of Technology

Cher Voyles
Banking Officer/Mortgage Originator

Bill Walker
Executive Vice President/Senior Lending Officer



Shareholder Information

Annual Meeting

The Company's Annual Meeting of Shareholders will be held Tuesday, May 13, 2003, at 4:30 p.m. at the Company's offices, located at 1000 Georgia Highway 138, Conyers, Georgia 30013.

Form 10K

A copy of the Company's 2002 Annual Report on Form 10-KSB, filed with Securities and Exchange Commission, is available free of charge upon written request to Jesse R. Cheatham, Jr., Chief Financial Officer, Liberty National Bancshares, Inc., P.O. Box 82030, Conyers, Georgia 30013.

Legal Counsel

Smith, Gambrell, & Russell, LLP
Atlanta, Georgia

Independent Auditors

Porter Keadle Moore, LLP
Atlanta, Georgia

Transfer Agent and Registrar

Registrar & Transfer Company
Cranford, New Jersey

Branch Locations

Conyers Main Office
1000 Georgia Highway 138
Conyers, Georgia 30013
770-785-7880 phone
770-785-7107 fax

Conyers Northside Office
1600 Georgia Highway 20
Conyers, Georgia 30012
770-761-9209 phone
770-761-0961 fax

Covington Main Office
9100 Covington Bypass
Covington, Georgia 30014
678-342-7242 phone
678-342-6106 fax

Internet

www.libertywebbank.com





"Our focus is on you."

2002